[Gas Natural letterhead]

Via EDGAR

September 20, 2013

Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gas Natural Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-3

Filed August 21, 2013

SEC File No. 333-185634

Dear Ms. Ransom,

Pursuant to Rule 477 of the Securities Act of 1933, Gas Natural Inc. respectfully requests the withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-185634), filed on August 21, 2013 (the “Post-Effective Amendment”) which related to the offering of secondary securities of Gas Natural. Gas Natural requests the withdrawal of the Post-Effective Amendment because it intends to file a new registration statement on Form S-3 with respect to the secondary offerings that were originally contemplated in the Post-Effective Amendment. Gas Natural intends to use Rule 429 of the Securities Act to consolidate two registration statements on Form S-3 which will contain both a primary and secondary offering of securities. No securities were sold pursuant to the Post-Effective Amendment.

If you have any questions regarding this matter, please contact our counsel, Christopher J. Hubbert of Kohrman Jackson & Krantz P.L.L., at 216-736-7215.

Very truly yours,

GAS NATURAL INC.

/s/ Thomas J. Smith

By:	Thomas J. Smith
Its:	Chief Financial Officer

cc:	Lilyanna L. Peyser, Special Counsel